Mail Stop 3-09

							December 13, 2004


Daniel C. Montano
Chief Executive Officer
CardioVascular BioTherapeutics, Inc.
1700 West Horizon Ridge Parkway, Suite 100
Henderson, Nevada 89012

Re:	CardioVascular BioTherapeutics, Inc.
	Registration Statement on Form S-1, Amendment 1
	File Number 333-119199

Dear Mr. Montano:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Prospectus Cover Page

1. Your original filing stated you had applied for quotation on the
Nasdaq National Market under the symbol "CVBT." We note you have deleted this information in amendment 1. Please advise us of the status of your application for quotation on Nasdaq.

2. We note your response to comment 2. Your prospectus should include a bona fide price or price range. If you believe your securities may be sold for up to $11 per share, please revise to provide a price range that encompasses both the anticipated $10 per share and the potential $11 per share. Calculating the fee based on an alternative a price that differs from the anticipated price or is outside of the stated range implies that the price is not a bona fide estimate. Please note that the range may not exceed $2 if you price below $20 and 10% if you price above $20.

Prospectus Summary, page 1

3. We note that if the Phase I trial is successful, you will apply to the FDA to conduct a Phase III pivotal trial. Since, as you state in your response to comment 3, "the FDA sees [your] current trial as primarily a safety study," please disclose that going directly to a
Phase III trial is not the typical procedure, and it is possible the
FDA will require you to perform an additional trial before proceeding to Phase III.

Prior activities of our Chief Executive Officer, as well as certain conflicts . . . , page 8

4. We note the revisions you made pursuant to comment 24. Please clarify how Mr. Montano "controls an additional 7.9%" besides his 27.8% voting control.

Capitalization, page 19

5. We noted your response to our prior comment 46. It appears that the deferred offering costs of $305,190 would be included in the estimated offering expenses payable of $530,000 as noted on page 18.
Hence, these costs are counted twice.  Please advise or revise.

6. In addition, on page 20 it is still unclear how the increase in stockholders` equity (deficit) of $15.7 million was derived and why deferred financing costs would impact this calculation. Please advise or revise.

Business

Overview, page 34

7. We reissue comment 10 in part. We acknowledge Dr. Stegmann`s second study did not involve a control group. For each finding you mention in your filing that is based on the first study, please provide measurements for the control group as compared to the group actually receiving the medication, and disclose what statistical analysis was performed and the degree of statistical significance found as measured by the p-values obtained. This request applies to the three-month and three-year results mentioned in the fourth paragraph of this discussion, as well as any findings mentioned in the bullet points at the bottom of page 34 that are based on the first study. To the extent you need to use technical language in the discussion, you should define the technical terms. Also, revise the discussion of the studies as follows:

* Explain how you defined "significant" for purposes of the fourth and fifth bullet points. If you are referring to statistical significance, state the p-value.
* Balance the current discussion of the study`s successes with a discussion of any negative findings from the study. For example, based on the figures and percentages you have disclosed, it appears that some of the patients did not experience benefits from the drug.
Please discuss these patients` situations. Also, if either of the two studies failed to meet any of their endpoints, discuss that fact.

Clinical Trials, page 35

8. We note the discussion of your agreement with C2R pursuant to comments 16 and 51. Please also disclose the duration of this agreement and its termination provisions.

9. We note the discussion of your agreement with Catheter
Disposable
Technologies on page 36 pursuant to comments 51 and 56. Please explain what an "anchor system" is. Also, state when you expect delivery of the second prototype and its expected cost.

Business Strategy, page 36

10. We note your response to comment 51. Please supplementally confirm that there were no up front or annual payments related to any of the agreements described in the prospectus.

Peripheral Vascular Disease, page 38

11. We note the information about your agreements with DaVinci
Biomedical Research Products you added in response to comment 51.
To
the extent known, please clarify when each of the three studies is expected to be completed. Also, describe the termination provisions of these agreements.

Research and Development, page 40

12. Based on the discussion of your relationship with MPI Research and on the agreement that is filed as Exhibit 10.14, it appears you have one "Master Agreement" that sets forth the general terms of your relationship with MPI, and each individual study MPI Research does for you is governed by a separate "Services Agreement." Please file the Master Services agreements that are material or tell us why you believe they are not required to be filed.

* Please tell us whether MPI has done any studies for you besides the study described at the bottom of page 40. If MPI has done additional studies for you, please discuss them in your filing to the extent material.
* When you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, you should file the entire agreement, including all exhibits, addendums, etc. We note the Master Agreement incorporates by reference Exhibit A to the Services Agreement, and the amount you were obligated to pay MPI is set forth in the "Services Agreement Addendum." Please file all Services Agreements you have entered into with MPI, including Exhibit A and all addendums.

Patents and Proprietary Technology, page 42

13. Please revise the discussion of your agreement with Phage to disclose whether you owned the U.S. and foreign patent rights to Phage prior to the agreement with Phage, if Phage owned the rights prior to the agreement, or if you, acting together, acquired them from a third party. If either one of you owned the rights prior to the agreement, please revise to disclose the consideration given in exchange for the half ownership interest in the rights. If the consideration consisted of anything other than cash, please describe the nature of the consideration and its value.

14. We note your statement that you entered into the agreement in order to protect yourself from issues arising research that might be conducted by Phage on your behalf that could have possible adverse effects on patentability of findings. Please explain the types of issues you refer to and how the agreement protects you. Additionally, explain whether you enter into similar agreements with other parties conducting research on your behalf.

Underwriting, page 62

15. We note your response to comment 84. Please revise the first sentence of the fourth paragraph on page 63 to delete the reference to First Dunbar`s "designees."

Financial Statements

Statements of Operations, page F-4

16. Please supplementally tell us why the related parties research and development amounts decreased from inception to December 31,
2003
($1.91 million) in comparison to inception to September 30, 2004
($1.79 million).

17. Net loss for the nine months ended September 30, 2003 is presented as income instead of a loss. Please advise or revise.

Statement of Cash Flows, page F-7

18. We note the line item entitled "Proceeds from notes payable issued under Reg D." Please explain to us why you believe this characterization is appropriate in light of the disclosure in paragraph (iii) on page II-3 that "[t]echnical compliance with Regulation D was not achieved" in this offering.


Note 7 - Convertible Notes Payable, page F-18

19. We acknowledge your response to our prior comment 96. Please tell us supplementally why the debt maturities for 2006 decreased from $7.2 million to $5.2 million from December 31, 2003 to September
30, 2004.

Exhibit 5: Opinion re Legality

20. We note you filed a new legality opinion with your amendment pursuant to comment 104. Please supplementally confirm to us that the reference to "Delaware General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. See section VIII.A.14 of the Division of Corporation Finance`s "Current Issues and Rulemaking Projects" (Nov. 14,
2000),
which can be accessed from www.sec.gov.

21. We note the new opinion does not address the warrants you will sell to First Dunbar nor the shares underlying the warrants. Please provide a new opinion that addresses all securities covered by this registration statement. The opinion should state whether the shares of common stock will be legally issued, fully paid, and nonassessable, and whether the warrants will be a legal, binding obligation for the company.


*	*	*


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Joel Parker at (202) 824-5487 or Mary Mast at
(202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 824-5219, Suzanne Hayes at (202)
942-
1789, or me at (202) 942-1840 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

cc:	David R. Decker, Esq.
	Ronald Warner, Esq.
	Kristine Lefebvre, Esq.
	Lord Bissell & Brook, LLP
	300 South Grand Avenue
	Los Angeles, California 90071
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Daniel C. Montano
CardioVascular BioTherapeutics, Inc.
December 13, 2004
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